Exhibit 99.1

NewcelX Reports Financial Results for 2025 and Provides Shareholders with Update on Accelerated Development of Type 1 Diabetes Treatment in Collaboration with Eledon Pharmaceuticals in 2026

NewcelX and Eledon Pharmaceuticals are collaborating to advance one of the few scalable approaches to a potential functional cure in Type 1 Diabetes, NCEL-101, as the flagship program and key long-term value driver toward IND-enabling milestones

Substantially debt free, NewcelX recently closed a financing of up to approximately $3.4 million, including $1.35 million in cash and approximately $2 million of potential additional proceeds from the exercise of warrants, and has access to up to a $25 million Equity Line of Credit

Strengthened scientific leadership with appointment of Julien Boisdron, MD, Chief Medical Officer of a Swiss Big Pharma, to Scientific Advisory Board

Aims to significantly accelerate development progress of NCEL-101 and rest of clinical pipeline in 2026

ZURICH, Switzerland, April 30, 2026 (GLOBE NEWSWIRE) -- NewcelX Ltd. (Nasdaq: NCEL), – NewcelX Ltd. (Nasdaq: NCEL), a clinical-stage regenerative medicine company developing stem-cell-derived therapies, today announced reporting its financial results for the period ended December 31, 2025 and corporate highlights.

“2025 was a transformative year for NewcelX, marked by completion of the merger, strengthening of our balance sheet and advancement of NCEL-101 together with our partner Eledon Pharmaceuticals (Nasdaq: ELDN) as our flagship program and key long-term shareholder value driver,” said Ronen Twito, Executive Chairman and Chief Executive Officer of NewcelX. “We believe our scalable stem cell-derived islet platform, combined with targeted immune protection, represents one of the few differentiated approaches aimed at a potential functional cure for Type 1 Diabetes. With our first post-merger annual results, strengthened capital structure and growing scientific validation, we expect 2026 to be a year of significantly accelerated execution.”

Corporate and Program Highlights

●	Advanced development of NCEL-101, Company’s flagship stem cell-derived islet therapy for Type 1 Diabetes.

●	Continued IND-enabling development activities, including regulatory preparation and preclinical planning.

●	Progress in manufacturing readiness, including clinical batches manufacturing preparations with CDMO, Pluri Inc., supporting continued development.

●	Further development of clinical pipeline with advancement of a differentiated approach combining stem cell-derived islets with tegoprubart for targeted immune protection.

●	Strengthened scientific advisory board with appointment of Julien Boisdron, MD, Chief Medical Officer of a Swiss Big Pharma, whose experience in diabetes innovation and translational medicine is expected to support advancement of NCEL-101.

Clinical Pipeline Development and Platform Value

Beyond NCEL-101, the Company continued advancing its broader pipeline, including AstroRx® for ALS and DOXA for narcolepsy and additional CNS indications, while exploring strategic development and collaboration opportunities for these programs.

The Company believes prior development work in AstroRx®, including GMP cell manufacturing development, translational activities and regulatory interactions with the U.S. Food and Drug Administration, has provided foundational validation of the Company’s ability to develop, manufacture and advance cell therapies toward the clinic, and contributed important know-how now supporting advancement of NCEL-101 in Type 1 Diabetes.

This accumulated experience in cell therapy development, manufacturing and regulatory execution supports NewcelX’s multi-asset strategy and may also create potential non-dilutive partnering opportunities across the broader portfolio.

Strengthened Balance Sheet

In April 2026, the Company completed a $1.35 million private placement, with approximately $2.0 million in additional potential proceeds from future exercise of warrants, representing a financing transaction totaling up to approximately $3.4 million. The Company also maintains access to its $25 million Equity Line of Credit.

As of year-end, the Company’s balance sheet was substantially free of debt and financial liabilities other than ordinary working capital obligations.

Financial Highlights for the Period Ended December 31, 2025

Cash and cash equivalents as of December 31, 2025 were $2.2 million.

Net loss for 2025 was $8.3 million, including $5.7 million in non-cash accounting-related finance expenses, primarily associated with fair value remeasurement of derivative liabilities related to convertible instruments converted prior to merger completion and not expected to recur.

Net cash used in operating activities was $2.8 million, reflecting increased investment in NCEL-101 development activities, including manufacturing, as well as payments to service providers related to merger obligations.

Outlook for 2026

The Company expects 2026 to be a year of accelerated execution, including:

●	Advancing NCEL-101 toward key IND-enabling milestones

●	Expanding strategic development collaborations

●	Pursuing additional financing and partnership opportunities

●	Accelerating development activities following establishment of an integrated post-merger operating platform

“With a strengthened capital structure, clean balance sheet and expected acceleration in development, we believe our scalable stem cell-derived islet platform, combined with targeted immune protection, represents one of the few differentiated approaches aimed at a potential functional cure for Type 1 Diabetes. At the same time, capabilities built through AstroRx® and our broader pipeline strengthen our platform and our ability to execute across multiple programs,” added Ronen Twito NewcelX Chief Executive Officer.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission https://www.sec.gov/ and posted on the Company’s investor relations website at https://newcelx.com/investors/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@newcelx.com.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses its business strategy and product pipeline including the development of a potential functional cure for Type 1 Diabetes, expectations regarding accelerated execution and the potential for non-dilutive partnering opportunties. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals; our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that our financial position raises substantial doubt about our ability to continue as a going concern; our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all; competitive companies, technologies and our industry; the development and commercialization, if any, of any other product candidates that we may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; our ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel.. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor & Media Contacts

Sarah Bazak, Investors relations

InvestorRelations@newcelx.com

Balance Sheets

	December 31,
	2025	2024
	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	2,201	650
Prepaid expenses and other accounts receivable	981	130

Total current assets	3,182	780

NON-CURRENT ASSETS
Intangible Asset - in process R&D	6,437	-
Goodwill	1,731
Property and equipment	95	123

Total non-current assets	8,263	123

Total assets	11,445	903

CURRENT LIABILITIES
Loan from bank	355	293
Loans from related parties	-	860
Trade payables	1,915	568
Accounts payable	251	605
Convertible loan	-	1,512
Conversion and redemption component of convertible loan and warrants	-	5,061
Deferred tax liability	1,674	-

Total current liabilities	4,195	8,899

Total liabilities	4,195	8,899

EQUITY
Preferred participation certificates, CHF 0.05 par value, 56,829 shares registered, issued and outstanding at December 31, 2025	4	-
Preferred shares, CHF 0.05 par value, 5,029 shares registered, issued and outstanding at December 31, 2025	*	-
Common shares, CHF 0.05 par value, 4,797,505 and 2,960,745 registered shares and outstanding at December 31, 2025 and 2024, respectively	291	184
Additional Paid-in Capital	93,691	69,505
Foreign currency translation reserve	(1,845)	(1,094)
Accumulated deficit	(84,891)	(76,591)

Total equity	7,250	(7,996)

	11,445	903

Profit and Loss

	Year ended December 31,
	2025	2024	2023
	USD in thousands (except per share data)

Research and development expenses, net	(1,126)	(992)	(1,608)
Marketing expenses	-	-	(81)
General and administrative expenses	(1,348)	(805)	(1,326)
Other expenses (expenses for merger with NLS)	(88)	(269)	-

Operating loss	(2,562)	(2,066)	(3,015)

Financing income	369	6	36
Financing expenses related to convertible instruments	(6,008)	(5,044)	(239)
Other financing expenses	(99)	(93)	(114)

Net financing expenses	(5,738)	(5,131)	(317)

Loss before taxes on income	(8,300)	(7,197)	(3,332)

Total Loss	(8,300)	(7,197)	(3,332)

Net loss attributable to common shareholders	(8,300)	(7,197)	(3,332)

Basic and diluted loss per share (in USD)	(2.16)	(2.43)	(1.13)

Weighted average common shares used in computing basic and diluted net loss per common share	3,843,984 *	2,959,303 *	2,955,027 *

Comprehensive loss:

Net Loss	(8,300)	(7,197)	(3,332)
Adjustments arising from translating financial statements from functional currency to presentation currency	(751)	(92)	(98)

Total other comprehensive loss	(751)	(92)	(98)

Total comprehensive loss	(9,051)	(7,289)	(3,430)

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